No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

TOKYO, Japan, July  6, 2015 — The new President & CEO of Honda Motor Co., Takahiro Hachigo, unveiled his future vision for the company.

<Two themes to be pursued for the new Honda>

1.	Advancement of the six-region global operation structure

2.	Continuous development of challenging products unique to Honda and delivering them to our customers around the world

<Future of Honda — My thoughts based on personal experiences “at the spot”>

•	Honda’s strength is that team/project members share one goal and take on challenges and attain high targets.

•	Honda’s challenges have always been generated “at the spot.”

Exhibit 2:

On July  31, 2015, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 3, 2015

TOKYO, Japan, July 6, 2015 — The new President & CEO of Honda Motor Co., Takahiro Hachigo, unveiled his future vision for the company.

<Two themes to be pursued for the new Honda>

1.	Advancement of the six-region global operation structure

2.	Continuous development of challenging products unique to Honda and delivering them to our customers around the world

<Future of Honda — My thoughts based on personal experiences “at the spot”>

•	Honda’s strength is that team/project members share one goal and take on challenges and attain high targets.

•	Honda’s challenges have always been generated “at the spot.”

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2015/c150706CEO-Speech/index.html

July 31, 2015

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2015

Tokyo, July 31, 2015 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2015.

First Quarter Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal first quarter ended June 30, 2015 totaled JPY 186.0 billion (USD 1,519 million), an increase of 19.6% from the same period last year. Earnings per share attributable to owners of the parent for the quarter amounted to JPY 103.22 (USD 0.84), an increase of JPY 16.88 (USD 0.14) from JPY 86.34 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated sales revenue for the quarter amounted to JPY 3,704.7 billion (USD 30,255 million), an increase of 15.5% from the same period last year, due primarily to increased revenue in automobile and financial services business operations, as well as favorable foreign currency translation effects.

Consolidated operating profit for the quarter amounted to JPY 239.2 billion (USD 1,954 million), an increase of 16.4% from the same period last year, due primarily to an increase in profit attributable to increased sales revenue and model mix, continuing cost reduction efforts and favorable foreign currency effects, despite increased SG&A expenses, including quality related expenses.

Share of profit of investments accounted for using the equity method amounted to JPY 38.3 billion (USD 313 million) for the quarter, an increase of 5.7% from the corresponding period last year.

Consolidated profit before income taxes for the quarter totaled JPY 282.3 billion (USD 2,306 million), an increase of 15.9% from the same period last year.

Business Segment

Motorcycle Business

For the three months ended June 30, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Jun. 30, 2014	Three months ended Jun. 30, 2015	Change	%	Three months ended Jun. 30, 2014	Three months ended Jun. 30 2015	Change	%
Motorcycle business	4,352	4,105	- 247	- 5.7	2,503	2,545	42	1.7
Japan	48	47	- 1	- 2.1	48	47	- 1	- 2.1
North America	61	75	14	23.0	61	75	14	23.0
Europe	60	66	6	10.0	60	66	6	10.0
Asia	3,762	3,571	- 191	- 5.1	1,913	2,011	98	5.1
Other Regions	421	346	- 75	- 17.8	421	346	- 75	- 17.8

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal first quarter by business segment, in motorcycle business operations, sales revenue from sales to external customers increased 10.8%, to JPY 472.7 billion (USD 3,860 million) from the same period last year due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating profit totaled JPY 55.5 billion (USD 454 million), an increase of 33.4% from the same period last year, due primarily to an increase in sales volume and model mix, despite increased SG&A expenses and unfavorable foreign currency effects.

Automobile Business

For the three months ended June 30, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Jun. 30, 2014	Three months ended Jun. 30, 2015	Change	%	Three months ended Jun. 30, 2014	Three months ended Jun. 30 2015	Change	%
Automobile business	1,093	1,147	54	4.9	896	888	- 8	- 0.9
Japan	202	147	- 55	- 27.2	195	135	- 60	- 30.8
North America	449	497	48	10.7	449	497	48	10.7
Europe	38	32	- 6	- 15.8	38	32	- 6	- 15.8
Asia	341	405	64	18.8	151	158	7	4.6
Other Regions	63	66	3	4.8	63	66	3	4.8

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from sales to external customers increased 14.4%, to JPY 2,675.8 billion (USD 21,853 million) from the same period last year due mainly to favorable foreign currency translation effects, despite decreased consolidated unit sales. Operating profit totaled JPY 130.7 billion (USD 1,068 million), an increase of 18.0% from the same period last year, due primarily to an increase in sales volume and model mix, continuing cost reduction efforts and favorable currency effects, despite increased SG&A expenses, including quality related expenses.

Financial Services Business

Sales revenue from customers in the financial services business operations increased 30.0%, to JPY 473.6 billion (USD 3,868 million) from the same period last year due mainly to an increase in revenue from operating leases and sales of returned lease vehicles as well as favorable foreign currency translation effects. Operating profit increased 5.7% to JPY 52.4 billion (USD 428 million) from the same period last year due mainly to favorable foreign currency effects, despite increased SG&A expenses.

Power Product and Other Businesses

For the three months ended June 30, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Jun. 30, 2014	Three months ended Jun. 30, 2015
			Change	%
Power product business	1,577	1,558	- 19	- 1.2
Japan	68	85	17	25.0
North America	775	804	29	3.7
Europe	245	231	- 14	- 5.7
Asia	396	340	- 56	- 14.1
Other Regions	93	98	5	5.4

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended June 30, 2014 and 2015, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from sales to external customers in power product and other businesses increased 6.2%, to JPY 82.5 billion (USD 674 million) from the same period last year, due mainly to favorable foreign currency translation effects. Operating profit decreased 84.6% to JPY 0.5 billion (USD 4 million) from the same period last year, due mainly to an increase in operating costs and expenses in Other businesses and negative foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal first quarter by geographic segment, in Japan, sales revenue from domestic and export sales amounted to JPY 916.5 billion (USD 7,485 million), a decrease of 7.0% from the same period last year due mainly to decreased revenue in automobile business operations. Operating profit totaled JPY 27.8 billion (USD 227 million), a decrease of 55.8% from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as increased SG&A expenses, including quality related expenses, despite favorable foreign currency effects.

In North America, sales revenue increased by 26.7%, to JPY 2,191.6 billion (USD 17,898 million) from the same period last year due mainly to increased revenue in automobile business operations and favorable foreign currency translation effects. Operating profit totaled JPY 109.0 billion (USD 890 million), an increase of 63.5% from the same period last year due mainly to an increase in profit attributable to increased sales revenue and model mix, despite increased SG&A expenses, including quality related expenses and unfavorable foreign currency effects.

In Europe, sales revenue decreased by 11.3%, to JPY 170.8 billion (USD 1,395 million) from the same period last year due mainly to decreased revenue in automobile business operations as well as unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 0.9 billion (USD 8 million), a decline of JPY 2.7 billion (USD 22 million) from the same period last year due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as unfavorable foreign currency effects.

In Asia, sales revenue increased by 19.3%, to JPY 898.9 billion (USD 7,341 million) from the same period last year mainly due to increased revenue in automobile and motorcycle business operations as well as favorable foreign currency translation effects. Operating profit increased by 38.5%, to JPY 95.5 billion (USD 780 million) from the same period last year due mainly to an increase in profit attributable to increased sales revenue and model mix, continuing cost reduction efforts and favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, sales revenue amounted to JPY 240.6 billion (USD 1,965 million) basically unchanged from the same period last year mainly due to increased revenue in automobile business operations, despite unfavorable foreign currency translation effects. Operating profit totaled JPY 4.5 billion (USD 37 million), a decrease of 47.2% from the same period last year mainly due to increased SG&A expenses as well as unfavorable foreign currency effects, despite an increase in profit attributable to increased sales revenue and model mix and continuing cost reduction efforts.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 122.45=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2015.

Consolidated Statements of Balance Sheets for the Fiscal First Quarter Ended June 30, 2015

Total assets increased by JPY 472.6 billion, to JPY 18,898.5 billion from March 31, 2015, mainly due to an increase in Cash and cash equivalents, Equipment on operating lease, as well as foreign currency translation effects. Total liabilities increased by JPY 247.5 billion, to JPY 11,290.6 billion from March 31, 2015, mainly due to an increase in Financing liabilities and foreign currency translation effects. Total equity increased by JPY 225.0 billion, to JPY 7,607.9 billion from March 31, 2015 due mainly to increased Retained earnings attributable to increased Profit for the period as well as foreign currency translation effects.

Consolidated Statements of Cash Flow for the Fiscal First Quarter Ended June 30, 2015

Consolidated cash and cash equivalents on June 30, 2015 increased by JPY 179.2 billion from March 31, 2015, to JPY 1,650.9 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 415.8 billion for the fiscal first quarter ended June 30, 2015. Cash inflows from operating activities increased by JPY 282.7 billion compared with the same period of the previous fiscal year due mainly to an increase in cash received from customers, despite increased payments for parts, raw materials and purchase of equipment on operating leases.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 243.7 billion. Cash outflows from investing activities increased by JPY 33.9 billion compared with the same period of the previous fiscal year, due mainly to an increase in purchases of property, plant and equipment.

Cash flow from financing activities

Net cash used in financing activities amounted to JPY 11.6 billion. Cash outflows from financing activities increased by JPY 7.6 billion compared with the same period of the previous fiscal year, due mainly to a decrease in proceeds from debts.

Forecasts for the Fiscal Year Ending March 31, 2016

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2016, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2016

	Yen (billions)	Changes from FY 2015
Sales revenue	14,500.0	+ 8.8%
Operating profit	685.0	+ 2.1%
Profit before income taxes	805.0	- 0.2%
Profit for the year attributable to owners of the parent	525.0	+ 3.1%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	291.30

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 115 for the full year ending March 31, 2016.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2016 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 179.3
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 42.0
SG&A expenses	- 60.0
R&D expenses	- 59.0
Currency effect	- 88.0

Operating profit compared with fiscal year 2015	+ 14.3

Share of profit of investments accounted for using the equity method	+ 38.9
Finance income and finance costs	- 54.5

Profit before income taxes compared with fiscal year 2015	- 1.2

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on July 31, 2015, resolved to make the quarterly dividend JPY 22 per share of common stock, the record date of which is June 30, 2015. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2016, is JPY 88 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar and other major currencies, as well as other factors detailed from time to time.

Consolidated Financial Summary

For the three months ended June 30, 2014 and 2015

Financial Highlights

	Yen (millions)
	Three months ended Jun. 30, 2014	Three months ended Jun. 30, 2015
Sales revenue	3,206,743	3,704,762
Operating profit	205,507	239,286
Profit before income taxes	243,599	282,327
Profit for the period attributable to owners of the parent	155,604	186,037

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	86.34	103.22

	U.S. Dollar (millions)
		Three months ended Jun. 30, 2015
Sales revenue		30,255
Operating profit		1,954
Profit before income taxes		2,306
Profit for the period attributable to owners of the parent		1,519

	U.S. Dollar
Earnings per share attributable to owners of the parent
Basic and diluted		0.84

[1] Condensed Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2015	Jun. 30, 2015
Assets
Current assets:
Cash and cash equivalents	1,471,730	1,650,933
Trade receivables	820,681	816,436
Receivables from financial services	2,098,951	2,128,927
Other financial assets	92,708	90,208
Inventories	1,498,312	1,457,279
Other current assets	313,758	282,383

Total current assets	6,296,140	6,426,166

Non-current assets:
Investments accounted for using the equity method	614,975	657,832
Receivables from financial services	3,584,654	3,572,725
Other financial assets	350,579	350,592
Equipment on operating leases	3,335,367	3,552,875
Property, plant and equipment	3,189,511	3,257,301
Intangible assets	759,535	785,562
Deferred tax assets	138,069	131,847
Other non-current assets	157,007	163,603

Total non-current assets	12,129,697	12,472,337

Total assets	18,425,837	18,898,503

Liabilities and Equity
Current liabilities:
Trade payables	1,157,738	1,111,277
Financing liabilities	2,833,563	3,096,771
Accrued expenses	377,372	378,632
Other financial liabilities	109,715	123,600
Income taxes payable	53,654	105,452
Provisions	294,281	341,046
Other current liabilities	474,731	460,057

Total current liabilities	5,301,054	5,616,835

Non-current liabilities:
Financing liabilities	3,926,276	3,854,931
Other financial liabilities	61,147	55,519
Retirement benefit liabilities	592,724	606,631
Provisions	182,661	183,252
Deferred tax liabilities	744,410	740,428
Other non-current liabilities	234,744	233,007

Total non-current liabilities	5,741,962	5,673,768

Total liabilities	11,043,016	11,290,603

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,165)	(26,170)
Retained earnings	6,083,573	6,230,039
Other components of equity	794,034	883,951

Equity attributable to owners of the parent	7,108,627	7,345,005
Non-controlling interests	274,194	262,895

Total equity	7,382,821	7,607,900

Total liabilities and equity	18,425,837	18,898,503

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended June 30, 2014 and 2015

	Yen (millions)
	Three months ended Jun. 30, 2014	Three months ended Jun. 30, 2015
Sales revenue	3,206,743	3,704,762
Operating costs and expenses:
Cost of sales	(2,501,612)	(2,885,646)
Selling, general and administrative	(362,408)	(434,488)
Research and development	(137,216)	(145,342)

Total operating costs and expenses	(3,001,236)	(3,465,476)

Operating profit	205,507	239,286

Share of profit of investments accounted for using the equity method	36,238	38,315
Finance income and finance costs:
Interest income	6,155	7,792
Interest expense	(4,738)	(4,825)
Other, net	437	1,759

Total finance income and finance costs	1,854	4,726

Profit before income taxes	243,599	282,327
Income tax expense	(76,516)	(78,451)

Profit for the year	167,083	203,876

Profit for the period attributable to:
Owners of the parent	155,604	186,037
Non-controlling interests	11,479	17,839

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	86.34	103.22

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2014 and 2015

	Yen (millions)
	Three months ended Jun. 30, 2014	Three months ended Jun. 30, 2015
Profit for the period	167,083	203,876
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(6,917)	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	8,886	2,578
Share of other comprehensive income of investments accounted for using the equity method	(644)	364
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(38,132)	79,612
Share of other comprehensive income of investments accounted for using the equity method	(1,075)	7,716

Total other comprehensive income, net of tax	(37,882)	90,270

Comprehensive income for the period	129,201	294,146

Comprehensive income for the period attributable to:
Owners of the parent	121,850	276,033
Non-controlling interests	7,351	18,113

[3] Condensed Consolidated Statements of Changes in Equity

As of and for the three months ended June 30, 2014

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2014	86,067	171,117	(26,149)	5,831,140	273,359	6,335,534	223,394	6,558,928

Comprehensive income for the period
Profit for the period				155,604		155,604	11,479	167,083
Other comprehensive income, net of tax					(33,754)	(33,754)	(4,128)	(37,882)

Total comprehensive income for the period				155,604	(33,754)	121,850	7,351	129,201
Reclassification to retained earnings				(6,916)	6,916	—		—
Transactions with owners and other
Dividends paid				(39,650)		(39,650)	(12,300)	(51,950)
Purchases of treasury stock			(2)			(2)		(2)
Equity transactions and others							(428)	(428)

Total transactions with owners and other			(2)	(39,650)		(39,652)	(12,728)	(52,380)

Balance as of June 30, 2014	86,067	171,117	(26,151)	5,940,178	246,521	6,417,732	218,017	6,635,749

As of and for the three months ended June 30, 2015

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2015	86,067	171,118	(26,165)	6,083,573	794,034	7,108,627	274,194	7,382,821

Comprehensive income for the period
Profit for the period				186,037		186,037	17,839	203,876
Other comprehensive income, net of tax					89,996	89,996	274	90,270

Total comprehensive income for the period				186,037	89,996	276,033	18,113	294,146
Reclassification to retained earnings				79	(79)	—		—
Transactions with owners and other
Dividends paid				(39,650)		(39,650)	(26,812)	(66,462)
Purchases of treasury stock			(5)			(5)		(5)
Equity transactions and others							(2,600)	(2,600)

Total transactions with owners and other			(5)	(39,650)		(39,655)	(29,412)	(69,067)

Balance as of June 30, 2015	86,067	171,118	(26,170)	6,230,039	883,951	7,345,005	262,895	7,607,900

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2014	Three months ended Jun. 30, 2015
Cash flows from operating activities:
Profit before income taxes	243,599	282,327
Depreciation, amortization and impairment losses excluding equipment on operating leases	147,220	161,009
Share of profit of investments accounted for using the equity method	(36,238)	(38,315)
Finance income and finance costs, net	(5,568)	(2,239)
Interest income and interest costs from financial services, net	(43,486)	(39,099)
Changes in assets and liabilities
Trade receivables	13,649	(18,337)
Inventories	33,824	67,768
Trade payables	(83,206)	3,799
Accrued expenses	(36,972)	(16,245)
Provisions and retirement benefit liabilities	9,303	36,858
Receivables from financial services	22,205	104,402
Equipment on operating leases	(117,954)	(158,340)
Other assets and liabilities	(20,039)	(31,714)
Other, net	(8,430)	(3,166)
Dividends received	15,469	17,833
Interest received	58,269	57,923
Interest paid	(19,854)	(20,811)
Income taxes paid, net of refunds	(38,678)	12,243

Net cash provided by operating activities	133,113	415,896
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(173,634)	(187,191)
Payments for additions to and internally developed intangible assets	(45,548)	(61,641)
Proceeds from sales of property, plant and equipment and intangible assets	10,331	11,832
Payments for acquisitions of other financial assets	(21,447)	(44,388)
Proceeds from sales and redemptions of other financial assets	20,231	38,425
Other, net	328	(749)

Net cash used in investing activities	(209,739)	(243,712)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	2,059,611	1,935,856
Repayments of short-term financing liabilities	(1,889,976)	(1,917,912)
Proceeds from long-term financing liabilities	195,723	249,458
Repayments of long-term financing liabilities	(309,254)	(215,950)
Dividends paid to owners of the parent	(39,650)	(39,650)
Dividends paid to non-controlling interests	(9,057)	(10,334)
Purchases and sales of treasury stock, net	(2)	(5)
Other, net	(11,380)	(13,064)

Net cash provided by financing activities	(3,985)	(11,601)
Effect of exchange rate changes on cash and cash equivalents	(6,580)	18,620

Net change in cash and cash equivalents	(87,191)	179,203
Cash and cash equivalents at beginning of year	1,193,584	1,471,730

Cash and cash equivalents at end of period	1,106,393	1,650,933

[5] Assumptions for Going Concern

None

[6] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Company’s condensed consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, and Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development, Manufacturing, and Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

As of and for the three months ended June 30, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	426,475	2,338,214	364,406	77,648	3,206,743	—	3,206,743
Intersegment	—	19,063	2,549	5,642	27,254	(27,254)	—

Total	426,475	2,357,277	366,955	83,290	3,233,997	(27,254)	3,206,743

Segment profit (loss)	41,666	110,839	49,626	3,376	205,507	—	205,507

Segment assets	1,257,393	6,776,803	8,014,881	337,192	16,386,269	(449,321)	15,936,948
Depreciation and amortization	15,905	125,630	104,514	2,837	248,886	—	248,886
Capital expenditures	14,637	165,729	384,396	2,099	566,861	—	566,861

As of and for the three months ended June 30, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	472,703	2,675,887	473,672	82,500	3,704,762	—	3,704,762
Intersegment	—	30,187	3,189	5,698	39,074	(39,074)	—

Total	472,703	2,706,074	476,861	88,198	3,743,836	(39,074)	3,704,762

Segment profit (loss)	55,570	130,754	52,442	520	239,286	—	239,286

Segment assets	1,478,203	7,847,973	9,560,216	352,962	19,239,354	(340,851)	18,898,503
Depreciation and amortization	17,916	139,107	147,039	3,086	307,148	—	307,148
Capital expenditures	16,522	207,662	519,708	2,709	746,601	—	746,601

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 253,224 million as of June 30, 2014 and JPY 337,414 million as of June 30, 2015 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	544,682	1,629,914	172,255	620,265	239,627	3,206,743	—	3,206,743
Inter-geographic areas	440,949	99,178	20,350	133,399	645	694,521	(694,521)	—

Total	985,631	1,729,092	192,605	753,664	240,272	3,901,264	(694,521)	3,206,743

Operating profit (loss)	62,850	66,668	1,790	68,989	8,537	208,834	(3,327)	205,507

Assets	3,928,172	8,715,171	657,733	2,040,626	763,327	16,105,029	(168,081)	15,936,948
Non-current assets other than financial instruments and deferred tax assets	2,033,973	3,182,757	131,152	610,660	199,295	6,157,837	—	6,157,837

As of and for the three months ended June 30, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	463,069	2,104,532	152,007	745,165	239,989	3,704,762	—	3,704,762
Inter-geographic areas	453,490	87,084	18,804	153,766	614	713,758	(713,758)	—

Total	916,559	2,191,616	170,811	898,931	240,603	4,418,520	(713,758)	3,704,762

Operating profit (loss)	27,810	109,023	(956)	95,570	4,504	235,951	3,335	239,286

Assets	4,166,091	10,892,516	651,735	2,583,144	718,636	19,012,122	(113,619)	18,898,503
Non-current assets other than financial instruments and deferred tax assets	2,312,171	4,346,423	120,860	767,435	212,452	7,759,341	—	7,759,341

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 253,224 million as of June 30, 2014 and JPY 337,414 million as of June 30, 2015 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[7] Other

1. Loss related to airbag inflators

Honda provides warranty programs with regard to the product recalls and SIC (Safety Improvement Campaign) related to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In North America, various class actions related to the above mentioned product recalls and SIC have been filed against Honda since October 2014. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including for incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the cases in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multi-district litigation.

Regarding the above matter, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Also, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there is uncertainty regarding the period when these lawsuits will be concluded.

2. Transfer pricing tax refund

For the three months ended June 30, 2015, the lawsuit related to transfer pricing involving the Company’s foreign transactions with certain Brazilian subsidiaries was concluded, and it was ruled that the Company shall receive a tax refund plus interest in Japan. As a result, income tax expense decreased by JPY 19,145 million for the three months ended June 30, 2015.